UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  June 2009

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
Ö  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Rosetta Genomics Ltd.

The audited consolidated financial statements of Rosetta Genomics Ltd. and its subsidiaries as of December 31, 2008 are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Rosetta Genomics Registration Statement on Form F-3, File No. 333-153115.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	2008 Audited Consolidated Financial Statements.
99.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: June 11, 2009	By:	/s/ Limor Zur Stoller

Limor Zur-Stoller VP Finance